WASTE TO ENERGY GROUP, INC.

2829 Bird Avenue, Suite 12
Miami, Florida 33133

October 8, 2009

Kari Jin
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, D.C. 20549-0405

Re:     Item 4.02 Form 8-K

Filed on September 24, 2009

File No. 000-52784

Dear Ms. Jin:

Thank you for your comments dated September 28, 2009 in connection with the submission on Form 8-K for Waste to Energy Group, Inc. (the “Company”) filed with the Securities and Exchange Commission on September 24, 2009.

On behalf of the Company, we submit this response letter with our Form 8-K/A filed electronically with the Commission on October 8, 2009.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

     Ruairidh Campbell, Esq.
     Orsa & Company
     600 Westwood Terrace

Austin,     Texas 78746

     Telephone: (512) 462-3327

     Facsimile: (512) 462-3328

     Email: ruairidhcampbell@msn.com

The following are our detailed responses to your comments.

1.

We note the Company has determined that the financial statements for the year ended May 31, 2008 should no longer be relied upon. Tell us whether the Company’s quarterly financial statements in fiscal 2008 and 2009 were also impacted by the errors noted and tell how you determined whether an Item 4.02 Form 8-K is required with regards to the quarterly financial statements.

Response:

The fourth quarterly period ended May 31, 2008 was impacted by the errors noted in the Company’s Item 4.02 Form 8-K. These errors were corrected in our restated audited financial statements for the annual period. As such, we have determined that none of the Company’s quarterly financial statements in fiscal 2008 or 2009 require amendment that might cause us to provide additional disclosure pursuant to Item 4.02 of Form 8-K.

2.     We note that you plan to include the restated financial statements for the year ended May 31, 2008 in your Form 10-K for the year ended May 31, 2009, when filed. Please note that previously filed reports containing financial statements determined to be materially misstated require amendment. Please comply and tell us when you intend to file the restated financial statements for fiscal 2008.

Response:

We intend to file our restated financial statements for fiscal 2008 as soon as is practicable, on or before the due date for our next quarterly filing due on October 15, 2009, by way of an amendment to our Form 10-K for the period ended May 31, 2008.

3.     We note that the Company’s management concluded your disclosure controls and your procedures were effective as of May 31, 2008. In light of the errors noted in your Form 8-K, tell us how you concluded your disclosure controls and procedures were effective.

Response:

We concluded in error that our disclosure controls and procedures were effective after an examination of whether the recording, processing, summarizing, and reporting of that information required on Form 10-K for the relevant period, was disclosed within the time periods specified in the Commission’s rules and forms, and whether such information was accumulated and communicated to management, including our sole executive officer, in order to allow timely decisions regarding required disclosures.

The Company has since concluded that its disclosure controls and procedures were ineffective for the period ended May 31, 2008. We intend to amend the pertinent disclosure to reflect this conclusion with the filing of an amended Form 10-K for the relevant period.

In connection with the Company’s response to these comments, we confirm the following:

•	The Company is responsible for the adequacy and accuracy in its filings;

•	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions, please contact us.

Sincerely,

/s/ Maria C. Maz

Maria C. Maz, Chief Executive Officer

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